Filed by DPCM Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital, Inc.

Commission File No. 333-249274

Date: May 20, 2021

INVESTOR PRESENTATION SCRIPT

Operator

Welcome to today’s conference call announcing the business combination of Jam City and DPCM Capital. Joining us on the call are Emil Michael, Chairman and CEO of DPCM Capital, and, from Jam City, Chris DeWolfe, Co-Founder and CEO, and Josh Yguado, Co-Founder, President, and COO.

We would first like to remind everyone that this call contains forward-looking statements including, but not limited to, Jam City’s and DPCM’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook; the cash resources, plans and prospects of the combined entity; expected valuations of the combined entity; and the timing and completion of the transaction. Any projected financial information presented in this call is for illustrative purposes only and should not be relied upon as being predictive of future results. The inclusion of any financial forecast information in this call should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Commentary on these topics constitutes forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. We encourage you to read the press release issued today, the accompanying presentation, and DPCM’s public filings with the SEC, including a Registration Statement on Form S-4 that will be filed in the near future and available on the SEC’s website, and, in particular, to the section or sections titled Risk Factors, for a discussion of the risks that can affect the transaction, DPCM Capital’s and Jam City’s businesses, and the outlook of the combined company.

Jam City and DPCM are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any offer, solicitation of an offer or sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

And now, I would like to introduce Emil Michael, Chairman and CEO of DPCM Capital.

Emil Michael, Chairman and CEO of DPCM Capital

Thank you; good morning, everyone.

My colleagues at DPCM and I are pleased to announce the proposed business combination between Jam City and DPCM Capital and I look forward to sharing more on why we are so confident in the long-term potential for this business in such an exciting and high-growth sector.

As for my background, I’m a serial entrepreneur and operator. I’ve been in Silicon Valley companies since 1999 and have been a part of four incredible start-ups, including Uber where I was the “number two” or the Chief Business Officer. At Uber, we raised over $15 billion in equity and did many mergers resulting in over $20 billion of value in under 4 years. I am really excited that Jam City selected us to be their partner and I think they did so because of our approach as SPAC sponsors.

We have, affiliated with our SPAC at the board, management and advisory level, a team made up of entrepreneurs and operators, including Eric Schmidt, the former CEO of Google, Betsy Atkins, a world class governance expert and enterprise entrepreneur herself, and Denmark West, who was one of the early members of the team at Xbox, among others. We all agreed that we wanted to work with a company that was founder-led and had a long-term vision for success. During our IPO we talked about finding a company that was changing the way we lived and we believe we found that in Jam City. As Chris and Josh will discuss in more detail, Jam City’s vision is to become one of the largest, most successful mobile gaming entertainment companies in the world. People play mobile games on a daily basis more than they do almost anything else on their smartphones and mobile devices. Combine that level of engagement with more than 2.7 billion gamers in the world today, which at current growth rates is expected to grow to 4 or 5 billion over time, and you have a huge addressable market.

Jam City is one of the top mobile gaming platform plays which is not yet public and we believe they will be a winner as the industry continues to consolidate. We believe the reason is that they have a successful business model with growth and profitability at scale and an innovative technology platform to enhance game performance. They have built a Gaming-as-a-Service platform that uses artificial intelligence, machine learning, and data science which enables them to take already existing games and drive more revenue and more contribution from those titles. They are able to optimize games launched or integrated into their portfolio and have a proven strategy to drive growth in their acquired studios games.

Another principal reason we are attracted to Jam City is the management team. Chris, Josh and their team have deep backgrounds in social media and premium entertainment -- and it helps to have a visionary leader who was one of the creators of the massive social media space, especially given how important social dynamics are in games. We feel that there is no better team to back at the forefront of the future of mobile entertainment than the one at Jam City. They have been working closely together for more than ten years and, above all, have built a real business with real revenues; they are cash flow positive, and are on a path to meaningful profitability.

With respect to the key terms of the proposed transaction, the combined company will have an estimated pro forma value of $1.2 billion. Concurrent with the closing of this deal, Jam City will acquire Ludia, a game developer, based in Montreal, with an extremely attractive portfolio of existing games as well as a robust pipeline of licensed IP games. As we evaluate the forecasted revenue growth and profitability of Jam City combined with Ludia, we believe the valuation compares favorably to Jam City’s peer group in the mobile gaming space. Notably, there are no additional acquisition assumptions beyond Ludia included in the projections. The proposed business combination with Ludia is expected to result in $115 million of cash to the combined company, after deal fees and expenses, assuming no redemptions and including the $100 million in proceeds from the fully subscribed PIPE offering. The PIPE is anchored by Jam City’s leading investor, Netmarble. The closing of the transaction is expected in the third quarter of 2021, subject to normal and ordinary closing conditions which are set forth in the Merger Agreement.

With that, I’m pleased to introduce you to Chris DeWolfe, Co-Founder and CEO of Jam City; Chris over to you.

Chris DeWolfe, Co-Founder and CEO of Jam City

Thanks, Emil.

Both Jam City and Ludia are very excited to be working with DPCM. We have strong relationships with members of the DPCM team which go back many years and have gained a deep appreciation for the significant breadth of experience that Emil and his colleagues bring to this transaction. We believe that they will provide valuable strategic insight as we look to further build out and expand our global reach.

We started Jam City about ten years ago with the goal of becoming one of the largest mobile entertainment companies in the world. We started off with initial financing from Austin Ventures, a venture capital company out of Texas. By 2015, as the business was scaling up quickly, we raised $130 million from Netmarble, a highly supportive strategic investor who is the largest mobile gaming company in South Korea and one of the most successful in the world. Prior to my time with Jam City, I was the Co-Founder and CEO of Myspace where we created the first and largest social networking company of its kind which, in those days, was also the largest website in the world. It was during this time that I discovered the power of gaming with social, and whereby gaming leveraged social mechanics far better than any medium that was out there. It was also a time that mobile growth was exploding at an unprecedented pace. This is where I met my other Co-Founders including Josh Yguado, our President and COO, who has an impressive background in the entertainment space, having worked as a senior strategy executive on the Fox team at NewsCorp which acquired Myspace, in addition to his work on IGN, Hulu, Fox Studios and, previously, at Viacom and Univision.

Our vision is to create premium, massively social games that become an enduring part of our players’ lives. What do we mean by that? We want to create incredible entertainment experiences that people will not only want to play for years, but, hopefully, for decades. We accomplish this by combining the best creative talent in the world with our proprietary Jam City Live tech platform to provide what we believe are the deepest, richest, and most engaging mobile experiences. Games are the next generation of social engagement platforms and premium content is key to creating enduring franchises. Everyone now has a gaming console in their pocket and we believe that demand for mobile entertainment is going to continue to grow significantly in the years to come. Finally, our Games-as-a-Service model, driven by Jam City Live, improves the player acquisition, player retention, and monetization. And as we continue to add new content, new levels, new worlds to our games, we provide users with deep, rich, fun experiences each time they log into their games – which makes them loyal players for many years.

A few numbers that help tell the story – we expect the combined Jam City and Ludia businesses to achieve a 23% three-year CAGR with $868 million in bookings by 2022, our first full year as an integrated company. Together, we have seven Forever Franchises, which we define as games that have generated over $100 million in lifetime bookings where we continue to invest for future growth and contribution, a rich pipeline of new games in development, and more than 1.3 billion cumulative game installs – our games are massive, global, and approachable to everyone in the world. Finally, we expect to keep growing profitably, achieving a 30% three-year CAGR with $112 million in adjusted EBITDA by 2022. And, as we scale the business, we anticipate our margins to continue to expand over time.

So at this point, I’d like to turn the call over to Josh to share some highlights about our strategy.

Josh Yguado, Co-Founder, President, and COO of Jam City

Thank you, Chris.

A key factor that also sets us apart is that we are one of the few mobile game publishers with a balanced mix of acquired games and games successfully developed in-house. Many of our peers excel at only one or the other. We’ve successfully both acquired and built games for many, many years and have become a partner of choice for top entertainment brands. And our game pipeline over the next several years really sets us apart. On page 24 in our investor presentation, you can see our games in development, including some of our highest potential titles yet with powerful IPs from Disney, HGTV, DC, Avatar and Star Wars and really interesting, innovative game mechanics. Our current portfolio combined with our new game pipeline has the potential to continue to elevate the company and accelerate our growth. Please note that our pipeline highlighted here does not include any of our in-house titles in development, unsigned third-party IP, or any games we may acquire through future M&A.

Our objective is to create or acquire games that engage our customers. We currently have seven Forever Franchises. They are the bedrock of our success over time. This is a well-balanced, diversified portfolio of titles including Cookie Jam, Panda Pop, Genies & Gems, Harry Potter: Hogwarts Mystery, Bingo Pop, and Disney Emoji Blitz. Through our acquisition of Ludia, we are thrilled to include their Jurassic World franchise into our portfolio. And our players truly love our games, which are more engaging than many leading social media and casual gaming apps – and have become an enduring, meaningful part of the daily lives of our players. Many of our top titles are typically played an average of nearly 40 or more minutes a day by our tens of millions of players around the world.

Not only are these games incredibly creative and innovative in themselves, but our Jam City Live tech platform drives the long-term performance of all our games in three different ways. First, through user acquisition. We use automated buying and spend allocation across our diverse portfolio to drive more high-quality users into our global player network. Second, we keep player retention high through machine learning and artificial intelligence to customize experiences to keep them in the game for years. Third, we use our platform to optimize monetization. We not only do this for our current games that enable our Forever Franchises, but also for our large pipeline of new games as a growth driver as part of our M&A strategy. We have employed a historically successful and scalable M&A strategy and our deep relationships throughout the global gaming ecosystem provide us access to a rich pipeline of untapped, accretive growth opportunities.

Ludia, previously owned by Fremantle Media, one of the leading television production companies, will be a great addition to the Jam City family. Ludia has assembled a world-class creative team with expertise having created games incorporating rich storytelling, narrative experiences and innovative augmented reality and geo-location-based technology. Together, we believe that we have the strongest pipeline of games in our company’s history and one of the best that we’ve ever seen across our industry. Among very promising in-house titles, we have exciting, new games in development with some of the world’s top third-party IP including HGTV, DC, Avatar, and Star Wars which we think have fantastic potential. Once we fully integrate Ludia and capture anticipated synergies, we expect to be able to more than double the studio’s bookings in the next 18 months, very much in line with the last three of our acquired studios in recent years. Finally, it is worth noting that as we leverage analytics to realize network intelligence across our portfolio, there are economies of scale which grow only stronger over time.

With that, I will turn the call back over to Chris.

Chris DeWolfe, Co-Founder and CEO of Jam City

Thanks, Josh.

The success of Jam City would not be possible without a strong business model that has enabled us to grow significantly over the last several years and has created opportunities that we are discussing today.

In addition to our well-balanced, diversified portfolio of award-winning, top grossing games, we believe our proprietary Jam City Live tech platform is something that really differentiates us and gives the company a competitive advantage. This results in increasing game level profitability as our Forever Franchises mature and a very loyal and long-term payer base, curated by our live ops expertise, so that our games do not require as much user acquisition investment to sustain their performance. Also, our pipeline of “bold bet” new game releases are expected to provide above market organic growth, without even factoring in any future M&A. Finally, our business model has built-in operating leverage to drive EBITDA expansion. As each of our games becomes more profitable over time and we continue to launch new games and grow our portfolio, those games will become more profitable, too. So this flywheel effect is what will drive our long-term bookings and EBITDA expansion in the years ahead.

In closing, I would like to summarize why we are so excited about the opportunity Jam City has ahead of us:

●	Gaming is reshaping the entertainment landscape with global appeal across an immense 2.7 billion plus player base and a market forecast to grow to $205 billion in revenue by 2023, according to Newzoo.

●	We expect Jam City, combined with Ludia, to continue to be a leader in mobile entertainment with seven Forever Franchises; an exciting, new game pipeline; nearly 30 million Monthly Active Users throughout our global player network; more than 1.3 billion cumulative games installs to date; our growing in-game advertising business, and an average of 1.1 million payers spending nearly $45 within our games each month.

●	Together, Jam City and Ludia have assembled a world-class team of 1,150 people across our global studio network with a broad range of experiences from the most successful entertainment, media, and gaming companies and dozens of individuals with PhD’s, graduate degrees in fields including data science, behavioral science, and psychology. We strongly believe that our talent aligns well with where we see the future of mobile entertainment.

●	And finally, we believe we have a scalable financial model that will provide us with the opportunity to continue to grow our business and improve profitability both organically and through acquisitions to add to our already attractive portfolio of Forever Franchises and those in our new game pipeline to grow shareholder value in the years ahead.

So, on behalf of the Jam City management team, I would like to thank all of our Jam City employees, investors, and partners who have been instrumental in getting the company to this point. I want to also welcome our new colleagues from Ludia, we are excited to have you as members of the Jam City team. I would also like to welcome the newest investors, including DPCM, in partnering with us as Jam City transitions to a public company and on the exciting journey ahead.

Thank you, once again, for your time and attention and we look forward to updating you on our progress.

Operator

Ladies and Gentlemen, this concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation and have a wonderful day.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions (the “Business Combination”), DPCM Capital, Inc. (“Parent”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Parent and consent solicitation statement of Jam City, Inc. (the “Company”), and after the registration statement is declared effective, Parent and the Company will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the Proposed Transaction to their respective stockholders. This Current Report on Form 8-K does not contain any information that should be considered by Parent’s or the Company’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of Parent. Parent’s and the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Parent, the Company, Ludia, Inc. (“Ludia”), and the Proposed Transaction. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the Proposed Transaction will be mailed to stockholders of Parent and the Company as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Parent Capital, Inc., 382 NE 191 Street, #24148, Miami, FL 33179.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the Business Combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor Parent is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

Participants in Solicitation

Parent, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Parent’s stockholders with respect to the Proposed Transaction. A list of the names of Parent’s directors and executive officers and a description of their interests in Parent is contained in Parent’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, which is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DPCM Capital, Inc., 382 NE 191 Street, #24148, Miami, FL 33179. Additional information regarding the interests of the participants in the solicitation of proxies from Parent’s stockholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Parent, the Company, Ludia, or the combined company expected to result from the Proposed Transaction (the “Combined Company”). For example, projections of future financial performance of the Company, Ludia and the Combined Company, expected release dates for games, the business combination of the Company and Ludia, the Company’s ability to leverage its strengths to maximize Ludia’s long-term potential, the Combined Company’s business plan, the Company’s ability to continue its M&A strategy, other projections concerning key performance metrics, the proceeds of the Proposed Transaction and the Combined Company’s expected cash runway, and the potential effects of the Proposed Transaction on Parent and the Combined Company, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Parent, the Company and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Parent’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, and other filings with the SEC, as well as factors associated with companies, such as the Company, that are engaged in the business of mobile game development and publishing, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate, including the factors described in the summary risk factors that will accompany this Current Report on Form 8-K; macroeconomic conditions related to the global COVID-19 pandemic; our ability to integrate the Company’s and Ludia’s business operations; intense competition in the broader entertainment industry and the ability of the Company’s and Ludia’s games to compete with other forms of entertainment; adverse changes to the Company’s and Ludia’s relationships with platforms like the Apple App Store or Google Play Store; our history of net losses, and quarterly and annual fluctuations in our operating results, including net income/loss, where such fluctuations are due to a number of factors, including, but not limited to (i) the timing of contingent consideration payments in connection with acquisitions; (ii) fluctuations in operating expenses, such as sales and marketing; (iii) incremental amortization expenses from acquisitions (which we expect to occur in the case of the Company’s acquisition of Ludia); and (iv) stock-based compensation charges related to equity grants (which may result from the Business Combination in connection with Parent’s existing warrants and any related earnout payments); adverse changes to the terms of third-party platforms and advertising channels, which may be unilateral; our ability to develop and launch new games, enhance existing franchises and evolve games into successful franchises; delays in game launches; our free-to-play business model and resulting reliance on a small portion of our users for substantially all our revenues from in-app transactions; adverse changes in our relationships with third-party licensors; disruptions of services; data privacy or data security breaches; adverse changes in the legal and regulatory regimes applicable to the Company and Ludia; the failure to realize the anticipated benefits of the Business Combination; the Company’s current equityholders’ anticipated significant ownership and voting control of the Combined Company; the amount of redemption requests made by Parent’s public stockholders; Parent’s ability to procure private placement subscriptions in connection with the Proposed Transaction sufficient to satisfy the Company’s business objectives. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Parent, the Company and Fremantle described above. Neither the Company nor Parent undertakes any duty to update these forward-looking statements.